Exhibit 21.1

SUBSIDIARIES OF PETROTEQ ENERGY INC.

The following is a list of all the subsidiaries of Petroteq Energy Inc. (the “Company”) and the corresponding state or jurisdiction of incorporation or organization of each. All of the subsidiaries are directly or indirectly wholly-owned by the Company.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Petroteq Energy CA, Inc.	California
Petroteq Oil Sands Recovery, LLC	Utah
TMC Capital, LLC	Utah
Petrobloq, LLC	California